FOIA Confidential Treatment Requested by Navient Corporation Pursuant to Rule 83 (17 C.F.R. 200.83) / Page 001

November 9, 2016

Filed via EDGAR and Certified Mail

Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 First Street, NE

Mail Stop 4720

Washington, DC 20549

Re:	Navient Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-36228

Dear Ms. Sullivan:

This letter is in response to the additional conversations with the Staff of the Division of Corporation Finance (“Corp Fin”) of the United States Securities and Exchange Commission (the “Commission”), related to your letter dated August 26, 2016 to Navient Corporation (the “Company”) and our pre-filing letter submitted on October 21, 2016 to the Office of the Chief Accountant (the “OCA”) of the Commission.

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C. F. R. 200.83) (“Rule 83”), the Company requests that, due to its commercially sensitive nature, certain information contained in this response letter be accorded confidential treatment (such information, the “Confidential Information”). In the version of this letter that has been submitted to the Commission via EDGAR, such information has been redacted and identified with a placeholder identified by the mark “[* *].” The Company has separately submitted to the Staff an unredacted version of this letter in which the Confidential Information has been provided without redaction.

In the event that the Commission receives any request for disclosure of the Confidential Information, pursuant to the Freedom of Information Act or otherwise, the Company requests that a notification of such request be provided to the Company at the following address, so that the Company may substantiate its request for confidential treatment in accordance with Rule 83:

Navient Corporation

Mark L. Heleen

Executive Vice President and General Counsel

2001 Edmund Halley Drive

Reston, VA 20191

703-984-5627

Summary of Conclusion

As you are aware, our pre-filing letter submitted on October 21, 2016 to the OCA contained a View A and View B with respect to the accounting treatment of net fees and costs under the Interest Method related to our education loan portfolio (ASC 310-20). View A is the Company’s current policy. As discussed in several calls with the Corp Fin and the OCA, we understand that the SEC staff objects to the application of View A but does not object to the application of View B. Based on this understanding, the Company will correct its accounting policy, effective in the third quarter of 2016, with respect to the accounting treatment of net fees and costs under the Interest Method to be consistent with View B.

Specifically, consistent with View B, the Company will only consider payments in excess of the contractual terms as part of its prepayment assumption. This change results in using the following to project future loan balance changes under the Interest Method as of a particular balance sheet date:

FOIA Confidential Treatment Requested by Navient Corporation Pursuant to Rule 83 (17 C.F.R. 200.83) / Page 002

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2016

•	Contractual terms in place that determine a borrower’s current payments required to be made; and
•	Estimating future prepayment activity which will be payments in excess of the contractual terms.

As a result, the Company will no longer include estimated future defaults and term extensions (deferments and forbearances) as part of calculating its constant effective yield under the Interest Rate method. This will be considered a correction of an error and misapplication of ASC 310-20.

We also confirm to you that for loans which are assessed for impairment under ASC 310-10 we use the recorded investment of such loans to determine the amount of impairment. Additionally, our accounting policy is to accelerate any remaining discount or premium in connection with the charge-off of a loan through interest income. We confirm to you that if the remaining discount or premium was recorded through provision as opposed to interest income that difference would be immaterial for the current year and prior years. This conclusion was reached by assessing the quantitative and qualitative factors, as prescribed by SEC Staff Accounting Bulletin No. 99 (“SAB 99”) and SEC Staff Accounting Bulletin No. 108 (“SAB 108”). Such adjustment would be entirely a classification difference between interest income and provision and would not impact net income for any period. We estimate that potential reclassification to be $7 million, $11 million and $12 million for 2016, 2015 and 2014, respectively. This would be 0.2%, 0.3% and 0.3% of interest income and 1.5%, 2.0% and 1.9% of provision for 2016, 2015 and 2014, respectively.

Materiality Assessment & Internal Controls Assessment

As part of the process of implementing this change in the application of the Interest Method, we have assessed the materiality of this error to the current year and prior year financial statements and whether:

1.	Prior year financial statements need to be restated as adjustments are material to the prior years; or
2.	Whether the cumulative adjustment can be recorded in 2016 as an “out of period” adjustment since it originated in the prior years and is immaterial to 2016; or
3.	If the cumulative adjustment is material to the 2016 financial statements, the next time the financial statements are filed the correction would be made by revising the previously issued financial statements (for comparative purposes) with appropriate disclosure.

Assessing the quantitative and qualitative factors, as prescribed by SEC Staff Accounting Bulletin No. 99 (“SAB 99”) and SEC Staff Accounting Bulletin No. 108 (“SAB 108”), we have concluded that these adjustments are immaterial to prior years as well as the current year. Please see Appendix A “Materiality Assessment” for the detailed assessment and conclusion.

We also assessed whether this error was the result of a material weakness in internal controls and have concluded this does not give rise to a material weakness. Please see Appendix B “Additional Controls Considerations – Sarbanes Oxley 302 and 404” for the detailed assessment and conclusion,

FOIA Confidential Treatment Requested by Navient Corporation Pursuant to Rule 83 (17 C.F.R. 200.83) / Page 003

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2016

As a result of our conclusion, we will record the cumulative after-tax impact of the “Interest Method” error in the fourth quarter of 2016 once the final revised prepayment rates are complete and put into production. We currently estimate that after-tax impact to be approximately $(1) million. The Company has previously released third quarter 2016 earnings on October 18, 2016 and due to the immaterial nature of the $(1) million adjustment, the Company does not believe it is necessary to re-release earnings. We do not expect the final net impact to be materially different than the $(1) million currently estimated. However, we will fully disclose this error in our Quarterly Report on Form 10-Q for the period ended September 30, 2016.

Proposed Significant Accounting Policy disclosure in Third Quarter 2016 Form 10-Q

The following is our proposed disclosure to be included in our third quarter 2016 Form 10-Q (with similar disclosure in the 2016 Form 10-K as well). This proposed language will be added to the section entitled “Critical Accounting Policies and Estimates” as well as footnote 1 to our financial statements “Significant Accounting Policies”:

“The Company has a net unamortized premium balance of $451 million in connection with its $115 billion education loan portfolio as of September 30, 2016. In the third quarter of 2016, the Company corrected its policy for applying the interest method used to amortize premium and discounts on the education loan portfolio. Previously, the Company amortized premium and discounts by including in its prepayment assumption forecasted payments in excess of contractually required payments as well as forecasted defaults and term extensions (deferment and forbearance or other payment modification programs). We have determined that only payments in excess of contractually required payments should be included in the prepayment assumption. Including defaults in estimated future prepayments has the effect of accelerating the amortization of the net premium balance related to our Education Loan portfolio. Including term extensions in estimated future prepayments has the effect of slowing down the amortization of the net premium balance related to our Education Loan portfolio. We believe this correction makes us more comparable to how others apply the interest method.

The net impact of this error is currently estimated to be a $2 million reduction to our $451 million net unamortized premium balance as of September 30, 2016. The Constant Prepayment Rates (“CPR”) as of September 30, 2016 under our revised policy are 5%, 3% and 5% for FFELP Stafford Loans, FFELP Consolidation Loans and Private Education Loans, respectively. Our prior policy’s CPRs as of September 30, 2016 would have been 5%, 3% and 6% for FFELP Stafford Loans, FFELP Consolidation Loans and Private Education Loans, respectively.

We have concluded this error has an immaterial impact to 2016 results as well as results for prior years. Because the estimated $2 million reduction to the net premium balance (a $1 million reduction to net income) is immaterial, the Company will record such adjustment in the fourth quarter of 2016 once the updated prepayment rates have been finalized. We do not expect the final impact to be materially different than the $1 million reduction to net income currently estimated.”

FOIA Confidential Treatment Requested by Navient Corporation Pursuant to Rule 83 (17 C.F.R. 200.83) / Page 004

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2016

If you have any questions or would like to discuss our response in this letter, please feel free to contact me or our Chief Legal Officer, Mark L. Heleen, at (703) 984-5627.

Sincerely,

/s/ Somsak Chivavibul

Somsak Chivavibul

Executive Vice President and Chief Financial Officer

Cc:	Yolanda Trotter, U.S. Securities and Exchange Commission
Mark L. Heleen, Navient Corporation

FOIA Confidential Treatment Requested by Navient Corporation Pursuant to Rule 83 (17 C.F.R. 200.83) / Page 005

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2016

CONFIDENTIAL AND PROPRIETARY

COMMERCIAL AND FINANCIAL INFORMATION

APPENDIX A – MATERIALITY ASSESSMENT

[**] TEXT FROM APPENDIX A OF THIS LETTER HAS BEEN OMITTED AND PROVIDED

SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A

REQUEST FOR CONFIDENTIAL TREATMENT UNDER THE FREEDOM OF INFORMATION

ACT (FOIA) AND THE RULES OF THE COMMISSION WHICH IMPLEMENT FOIA, 17 C.F.R.

SECTION 200.83 (“RULE 83”)

FOIA Confidential Treatment Requested by Navient Corporation Pursuant to Rule 83 (17 C.F.R. 200.83) / Page 006

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2016

CONFIDENTIAL AND PROPRIETARY

COMMERCIAL AND FINANCIAL INFORMATION

APPENDIX B – ADDITIONAL CONTROLS CONSIDERATIONS UNDER SARBANES-OXLEY

SECTIONS 302 AND 404

[**] TEXT FROM APPENDIX B OF THIS LETTER HAS BEEN OMITTED AND PROVIDED

SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A

REQUEST FOR CONFIDENTIAL TREATMENT UNDER THE FREEDOM OF INFORMATION

ACT (FOIA) AND THE RULES OF THE COMMISSION WHICH IMPLEMENT FOIA, 17 C.F.R.

SECTION 200.83 (“RULE 83”)